SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2014
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET Serviços intends to delist from NASDAQ and

terminate its ADR program

(São Paulo, SP, Brazil, January 7, 2014)— Net Serviços de Comunicação S.A. (“NET” or the “Company”) (BOVESPA: NETC3 and NETC4; NASDAQ: NETC; BMAD: XNET)  intends to delist its American Depositary Shares (“ADSs”) from the NASDAQ Global Select Market (“NASDAQ”) and to terminate its American Depositary Receipt (“ADR”) program.  NET’s board of directors approved the decision at its meeting held on December 18, 2013.

NET will provide written notice to NASDAQ of its intent to delist. The main purpose of delisting is to obtain efficiencies in its financial reporting and administrative costs following the completion of the recent tender offer for NET shares by Embratel Participações S.A. and Empresa Brasileira de Telecomunicações S.A. – Embratel. NET plans to file the related Form 25 with the SEC shortly thereafter and expects the delisting to become effective ten days after such filing, after which NET’s ADSs will no longer be traded on NASDAQ.  After the delisting, NET’s Preferred Shares will continue to be traded on the BM&FBOVESPA – Bolsa de Valores, Mercadorias e Futuros (the “São Paulo Stock Exchange”).

NET has provided written notice to JPMorgan Chase Bank, N.A. (“JPMorgan”) of the termination of its ADR program.  Consequently and in accordance with the deposit agreement, JPMorgan has provided 30 days’ notice of termination to all holders of ADRs.  Holders are entitled to surrender their ADSs to JPMorgan, as depositary, for cancellation and receive the underlying preferred shares of NET.  After a 45-day period following the termination of the ADR program, JPMorgan may sell the underlying preferred shares and hold the cash proceeds uninvested for delivery to an ADR holder against surrender of the ADR.

NET will continue to be registered under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) for the time being, and the Company will continue to comply with its obligations under the Exchange Act.  Once the delisting has become effective and the Company meets the criteria for terminating its reporting obligations under the Exchange Act, it intends to file Form 15F with the Securities and Exchange Commission (“SEC”) in order to deregister all classes of its registered securities.  Immediately upon filing Form 15F, NET’s legal obligation to file reports under the Exchange Act will be suspended, and deregistration is expected to become effective 90 days later.

NET reserves the right, for any reason, to delay these filings or to withdraw them prior to their effectiveness, and to otherwise change its plans in this regard.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 7, 2014

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.